EXHIBIT 1

News Release

For Immediate Release

Contacts:
Robert B. Wickham	Colin J. Chapin
President	Senior Vice President, Chief Financial Officer
(416) 682-8600	(416) 682-8600
(877) 239-7200	(877) 239-7200
Trizec Canada Reports Second Quarter 2005 Results
All amounts in U.S. dollars
TORONTO, August 10, 2005 — Trizec Canada Inc. (TSX:TZC.SV) today reported second quarter financial and operating results. The Company reported net income for the three months ended June 30, 2005 of US$14.8 million or US$0.25 per share, compared to a net loss of US$15.4 million or US$0.26 per share for the same period last year. For the six months ended June 30, 2005, the Company recorded net income of US$23.8 million or US$0.40 per share, compared to net income of US$16.8 million or US$0.28 per share for the same period last year.
     Trizec Canada’s net income for the second quarter and six months ended June 30, 2005 reflects its approximate 39% interest in the net income of Trizec Properties, Inc. (NYSE:TRZ). The increase in Trizec Canada’s net income for the six month period ended June 30, 2005 over 2004 is primarily attributable to an increase in Trizec Properties’ net income which included a net gain on disposition of real estate. In the same period in 2004, Trizec Properties’ net loss included the impact of a provision for loss on real estate and loss on early debt retirement.
     Consistent with the objectives of the May 2002 Plan of Arrangement, Trizec Canada paid the same quarterly dividend of US$0.20 per share to its shareholders as Trizec Properties paid per share of its common stock in January, April and in July 2005. As at June 30, 2005, Trizec Canada held $159.5 million in cash, cash equivalents and marketable securities as a result of the completion of its monetization plan.
     Trizec Canada Inc. is a Canadian public company that trades on the Toronto Stock Exchange under the symbol TZC.SV and is a mutual fund corporation under Canadian Tax rules. The Company is primarily engaged in the U.S. real estate business through its interest in Trizec Properties, Inc. Trizec Properties, a real estate investment trust (REIT), trades on the New York Stock Exchange under the symbol TRZ and is one of North America’s largest owners of commercial office properties. On August 4, 2005, Trizec Properties’ second quarter results were issued and may be accessed directly on its web site at www.trz.com. For more information, visit Trizec Canada’s web site at www.trizeccanada.com.

This Press Release contains forward-looking statements relating to Trizec Canada’s business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and Trizec Canada undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included among these factors are changes in general economic conditions, including changes in the economic conditions affecting industries in which Trizec Properties’ principal tenants compete, its ability to timely lease or re-lease space at current or anticipated rents, its ability to achieve economies of scale over time, the demand for tenant services beyond those traditionally provided by landlords, changes in interest rates, changes in operating costs, changes in environmental laws and regulations and contamination events, the occurrence of uninsured or underinsured events, its ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labour environment, future demand for its debt and equity securities, its ability to refinance its debt on reasonable terms at maturity, its ability to complete current and future development projects on time and on schedule, the possibility that income tax treaties may be renegotiated, with a resulting increase in the withholding taxes, market conditions in existence at the time it sells assets, the possibility of change in law adverse to Trizec Canada, and joint venture and partnership risks. Such factors include those set forth in more detail in the Risk Factors section in the Trizec Canada Inc. Annual Information Form dated March 22, 2005.

The following information presents the financial position and results of operations of Trizec Canada prepared in accordance with Canadian generally accepted accounting principles.
Trizec Canada accounts for its investment in Trizec Properties using the equity method of accounting whereby Trizec Canada’s share (approximately 39%) of the net assets of Trizec Properties is presented on Trizec Canada’s balance sheet under the caption “Investment in Trizec Properties, Inc.”. In addition, Trizec Canada’s share of the earnings of Trizec Properties (approximately 39%) is presented in Trizec Canada’s income statement as “Share of earnings of Trizec Properties”.
Consolidated Balance Sheets

	June 30	December 31
(US$ millions) (unaudited)	2005	2004

Assets
Current assets
Cash and cash equivalents	$73.5	56.0
Restricted cash	7.6	7.9
Other assets	19.6	19.6

	100.7	83.5
Marketable securities	86.0	106.1
Investment in Trizec Properties, Inc.	769.4	761.7
Investments and other assets	320.7	328.9
Future income taxes	104.7	103.8

	$1,381.5	1,384.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$31.6	31.3

Exchangeable debentures
Carrying amount	758.4	733.9
Deferred amount	132.5	157.0

	890.9	890.9

	922.5	922.2
Shareholders’ Equity	459.0	461.8

	$1,381.5	1,384.0

Consolidated Statements of Income (Loss)

	3 Months	3 Months	6 Months	6 Months
	Ended	Ended	Ended	Ended
	June 30	June 30	June 30	June 30
(US$ millions, except per share amounts) (unaudited)	2005	2004	2005	2004

		(Restated)		(Restated)
Share of earnings of Trizec Properties	$9.7	(8.8)	18.1	1.6

Expenses and other income
General and administrative expense	(2.5)	(1.9)	(4.7)	(3.8)
Exchangeable debentures interest expense, net	(1.4)	(1.4)	(6.2)	(6.2)
Interest and other income	1.2	1.1	2.6	3.5
Dilution gains	2.0	—	3.7	—
Foreign exchange gains (losses), net	(3.6)	(2.7)	(3.0)	7.7
Gain on sale of property	—	1.1	—	1.1
Interest expense	—	—	—	(0.5)

Income (loss) before taxes and discontinued operations	5.4	(12.6)	10.5	3.4
Income and other corporate taxes	(0.1)	41.0	1.0	39.0

Income from continuing operations	5.3	28.4	11.5	42.4

Discontinued operations - share of earnings of Trizec Properties	9.5	(43.8)	12.3	(25.6)

Net income (loss)	$14.8	(15.4)	23.8	16.8

Income (loss) per share
Basic and diluted
Continuing operations	$0.09	0.47	0.19	0.71

Discontinued operations	$0.16	(0.73)	0.21	(0.43)

Net income (loss)	$0.25	(0.26)	0.40	0.28

Restatement
During the fourth quarter of 2004, Trizec Canada adopted the Canadian Institute of Chartered Accountants’ (“CICA”) Accounting Guideline 15 (“AcG-15”) “Consolidation of Variable Interest Entities”. As a result of applying the provisions of AcG-15, Trizec Canada no longer fully consolidates the assets, liabilities and results of operations of Trizec Properties but accounts for its investment using the equity method of accounting.

Trizec Properties prepares its consolidated statements in accordance with United States generally accepted accounting principles. The following presents summary financial information for Trizec Properties prepared in accordance with Canadian GAAP. Under equity accounting, Trizec Canada reports its share of Trizec Properties’ net assets (June 30, 2005 — $769.4 million; December 31, 2004 — $761.7 million) as “Investment in Trizec Properties, Inc.”. Trizec Canada’s share of Trizec Properties’ net income (loss) is reported as “Share of earnings of Trizec Properties” for the three and six months ended June 30, 2005 ($9.7 million and $18.1 million, respectively) (2004 - $(8.8) million and $1.6 million, respectively) and “Discontinued operations – share of earnings of Trizec Properties” for the three and six months ended June 30, 2005 ($9.5 million and $12.3 million, respectively) (2004 — $(43.8) million and $(25.6) million, respectively) on a basis consistent with Trizec Properties’ reporting.
Trizec Properties, Inc.
Summary Financial Information
(Prepared in accordance with Canadian GAAP)
Balance Sheet

	June 30	December 31
(US$ millions) (unaudited)	2005	2004

Assets
Properties	$4,293.7	4,200.1
Cash and short-term investments	70.3	194.3
Restricted cash	118.2	116.9
Other assets	433.2	372.2

	$4,915.4	4,883.5

Liabilities
Long-term debt	$2,599.3	2,639.4
Other liabilities	325.4	310.2

	2,924.7	2,949.6

Net assets	$1,990.7	1,933.9

Trizec Canada’s share of net assets
Investment in Trizec Properties (approximately 39%)	$769.4	761.7

Results of operations

	3 Months	3 Months	6 Months	6 Months
	Ended	Ended	Ended	Ended
	June 30	June 30	June 30	June 30
(US$ millions) (unaudited)	2005	2004	2005	2004

Rental income	$112.5	103.9	222.0	206.4
Income from continuing operations	23.4	(20.1)	43.3	19.5
Discontinued operations	24.4	(110.9)	31.5	(64.9)
Net income (loss)	47.8	(131.0)	74.8	(45.4)

Trizec Canada’s share of net income (loss) (Note 1)
Share of earnings of Trizec Properties	$9.7	(8.8)	18.1	1.6
Discontinued operations – share of earnings of Trizec Properties	9.5	(43.8)	12.3	(25.6)

	$19.2	(52.6)	30.4	(24.0)

Note 1.	Trizec Canada’s share of net income includes its share of the net income of Trizec Properties (approximately 39%) and its share of certain other equity transactions of Trizec Properties.